FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

April, 2015

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

ENDESA CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED MARCH 31, 2015

▪    Endesa Chile’s earnings attributable to shareholders increased by 9% amounting to Ch$ 39,105 million as of March 2015. This growth was mainly due to improved operating results in Chile and Peru.

▪    Net energy generation increased by 12% to 12,403 GWh as a result of increased thermal generation in combined cycles in Argentina and Chile (+ 992 GWh) and increased hydro generation in all the countries where Endesa Chile operates (+ 514 GWh).

▪    Physical sales grew by 13% (+ 1,649 GWh) mostly due to higher sales to regulated customers in Chile and higher sales to the spot market in Argentina.

▪    Operating revenue rose by 23% to Ch$ 639,772 million, primarily due to higher average energy sale prices in Chile and Colombia, increased physical sales mainly in Chile and Argentina, and the full consolidation of GasAtacama for Ch$ 43,469 million.

▪    Procurement and services costs increased by 22% to Ch$ 345,019 million, mainly as a consequence of higher energy purchases in Chile partly due to the stoppage of Bocamina I, and higher fuel consumption costs in Chile and Peru.

▪    EBITDA therefore increased by 22% as of March 2015, totaling Ch$ 224,940 million.

▪    Net financial expenses reached Ch$ 41,788 million, a 14% reduction compared to March 2014, mainly as a result of a reduced exchange difference in Argentina due to the renegotiation of Costanera’s debt with Mitsubishi in October 2014.

▪    The result of investments in associate companies fell by 58% to Ch$ 15,896 million as of March 2015, as a result of a reduced net income of Enel Brasil S.A. and the reduced contribution of GasAtacama which is fully consolidated since May 2014.

▪    On January 9, 2015, Endesa Chile decided to dispose of all its shares in Túnel El Melón. The sale generated a gain of Ch$ 4,207 million as of March 2015. The disposal of Túnel El Melón was part of the process of selling the Group’s non-strategic assets.

• 1 •

FINANCIAL SUMMARY

➢  Consolidated debt amounted to US$ 3,185 million to March 2015, a reduction of US$ 660 million compared to March 2014, partly explained by the renegotiation of the debt of Costanera with Mitsubishi and bonds repayments in Emgesa.

➢  The average interest rate, an important cost factor, was 7.2%, similar to March 2014.

➢  Financial expense coverage rose from 3.56 to 5.05 times, mainly due a higher EBITDA.

➢  Liquidity, a key factor for our financial management, continues to show a solid position:

•   Consolidated committed credit facilities: US$ 326 million.

•   Consolidated uncommitted credit facilities: US$ 285 million.

•   Consolidated cash and cash equivalents: US$ 217 million.

• 2 •

I.- Consolidated Income Statement Analysis

1. - Net Income

Net income attributable to the controlling shareholders of Endesa Chile as of March 2015 was a net income of Ch$ 39,105 million, compared to net income of Ch$ 35,902 million in the previous period, representing a 9% increase.

The following shows comparative figures for each of the items of the income statement:

CONSOLIDATED INCOME STATEMENT (Million Ch$)	1Q 2015	1Q 2014	Chg	Chg %

REVENUES	639.772	520.726	119.046	23%
Sales	626.902	504.354	122.548	24%
Other operating revenues	12.870	16.372	(3.502)	(21%)
PROCUREMENT AND SERVICES	(345.019)	(282.572)	(62.447)	22%
Energy purchases	(131.276)	(102.771)	(28.505)	28%
Fuel consumption	(115.314)	(92.936)	(22.378)	24%
Transportation expenses	(73.810)	(71.223)	(2.587)	4%
Other variable costs	(24.619)	(15.642)	(8.977)	57%
CONTRIBUTION MARGIN	294.753	238.154	56.599	24%
Other work performed by entity and capitalized	3.368	4.680	(1.312)	(28%)
Employee benefits expense	(36.716)	(30.481)	(6.235)	20%
Other fixed operating expenses	(36.465)	(28.711)	(7.754)	27%
GROSS OPERATING INCOME (EBITDA)	224.940	183.642	41.298	22%
Depreciation, Amortization	(57.114)	(47.653)	(9.461)	20%
Reversal of impairment profit	182	23	159	691%
OPERATING INCOME	168.008	136.012	31.996	24%
NET FINANCIAL EXPENSE	(41.788)	(48.707)	6.919	(14%)
Financial income	2.790	2.896	(106)	(4%)
Financial costs	(32.049)	(32.391)	342	(1%)
Gain (Loss) for indexed assets and liabilities	(536)	(235)	(301)	(128%)
Foreign currency exchange differences, net	(11.993)	(18.977)	6.984	(37%)
OTHER NON-OPERATING RESULTS	20.139	37.655	(17.516)	(47%)
Share of profit (loss) of associates accounted for using the equity method	15.896	37.657	(21.761)	(58%)
Net Income From Other Investments	4.207	-	4.207	100%
Net Income From Sale of Assets	36	(2)	38	(1900%)
NET INCOME BEFORE TAXES	146.359	124.960	21.399	17%
Income Tax	(59.435)	(40.643)	(18.792)	46%
NET INCOME	86.924	84.317	2.607	3%
Owners of parent	39.105	35.902	3.203	9%
Non-controlling interest	47.819	48.415	(596)	(1%)

Earning per share (Ch$ /share)	4,77	4,38	0,4	9%

Operating Income

The operating income as of March 2015 was Ch$ 168,008 million, 24% more than the Ch$ 136,012 million reported for the previous period.

The main causes of this improvement were higher operating revenues of Ch$ 119,046 million as a result of a higher average sale price in pesos, higher physical sales and the full consolidation of GasAtacama for Ch$ 43,469 million. This was partially offset by a higher energy purchase cost of Ch$ 28,505 million and a higher fuel consumption of Ch$ 22,378 million partly explained by the

• 3 •

full consolidation of GasAtacama, higher transportation costs of Ch$ 2,587 million and increased costs for other procurement and services of Ch$ 8,977 million.

EBITDA, or the gross operating margin of Endesa Chile, increased by 22% over the previous period, to Ch$ 224,940 million. This does not include the contribution of the investment in Enel Brasil S.A. which is not consolidated in Endesa Chile and whose results are considered under the earnings (loss) of associates booked using the equity method. Enel Brasil earnings amounted to Ch$ 14,739 million as of March 2015.

In summary, the operating revenues, costs and results by country of Endesa Chile and subsidiaries for the periods ended March 31, 2015 and 2014 were as follows:

COUNTRY (Million Ch$)	Chile		Argentina		Colombia		Peru		Adjustments		Consolidated
	1Q 2015	1Q 2014	1Q 2015	1Q 2014	1Q 2015	1Q 2014	1Q 2015	1Q 2014	1Q 2015	1Q 2014	1Q 2015	1Q 2014

Operating Revenues	369,472	267,758	27,355	24,443	157,073	150,775	85,341	77,718	531	32	639,772	520,726
% of consolidated	58%	51%	4%	5%	25%	29%	13%	15%	0%	0%	100%	100%
Operating Costs	(329,856)	(257,054)	(20,532)	(18,194)	(68,945)	(62,164)	(51,900)	(47,270)	(531)	(32)	(471,764)	(384,714)
% of consolidated	70%	67%	4%	5%	15%	16%	11%	12%	0%	0%	100%	100%

Operating Income	39,616	10,704	6,823	6,249	88,128	88,611	33,441	30,448	0	0	168,008	136,012

The operating revenue, costs and results by subsidiaries of Endesa Chile for the periods ended March 31, 2015 and 2014 were as follows:

	1Q 2015			1Q 2014
Million Ch$	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income
Costanera	20,531	(16,952)	3,579	18,308	(14,612)	3,696
El Chocon	6,850	(3,596)	3,254	6,160	(3,586)	2,574
Investment Vehicles in Argentina and Consolidation Adjustments	(26)	16	(10)	(25)	4	(21)
Edegel	75,412	(48,780)	26,632	77,742	(47,266)	30,476
Investment Vehicles in Peru and Consolidation Adjustments	9,929	(3,120)	6,809	(24)	(4)	(28)
Emgesa	157,079	(68,960)	88,119	150,780	(62,178)	88,602
Investment Vehicles in Colombia and Consolidation Adjustments	(6)	15	9	(5)	14	9
Consolidation Foreign Subsidiaries Adjustments	531	(531)	-	32	(32)	-
Endesa Chile and Chilean subsidiaries	369,472	(329,856)	39,616	267,758	(257,054)	10,704

Total Consolidation	639,772	(471,764)	168,008	520,726	(384,714)	136,012

Energy sales by country of Endesa Chile and subsidiaries for the periods ended March 31, 2014 and 2015 were as follows:

ENERGY SALES (Million Ch$)	Chile		Argentina		Colombia		Peru		Consolidated
	1Q 2015	1Q 2014	1Q 2015	1Q 2014	1Q 2015	1Q 2014	1Q 2015	1Q 2014	1Q 2015	1Q 2014

Sales to regulated customers	261,476	201,145	0	0	0	0	42,344	48,752	303,820	249,897
Sales to unregulated customers	60,268	45,903	1,467	3,306	115,874	115,289	24,115	23,934	201,724	188,433
Sales at spot market	33,712	3,338	6,234	3,786	39,214	35,127	3,065	1,244	82,226	43,494
Other customers	0	0	5,705	2,983	0	0	3,213	248	8,918	3,231

Total energy sales	355,455	250,386	13,406	10,074	155,089	150,416	72,738	74,178	596,688	485,055

• 4 •

CHILE

Operations in Chile showed a Ch$ 28,912 million increase in operating income to total Ch$ 39,616 million, while EBITDA rose by Ch$ 35,169 million to Ch$ 69,002 million as of March 2015. These improved results of the business in Chile were the result of increased operating revenues of Ch$ 101,714 million, mainly due to higher physical sales (+ 894 GWh), and a higher average energy sale price in pesos, plus the full consolidation of GasAtacama for Ch$ 43,469 million.

The above was partially offset by higher energy purchases of Ch$ 34,500 million due to higher physical purchases (+ 684 GWh), higher fuel consumption costs of Ch$ 18,888 million mainly explained by the full consolidation of GasAtacama, greater other variable procurement and services costs of Ch$ 10,088 million, and a higher charge for depreciation of Ch$ 6,067 million due to the full consolidation of GasAtacama and capital improvements made in the second half of 2014 in San Isidro II, Bocamina II and Tal Tal.

ARGENTINA

Operating income in Argentina increased by Ch$ 574 million to Ch$ 6,824 million, while EBITDA reached Ch$ 13,165 million as of March 2015, which is positively compared to Ch$ 10,968 million in the previous year. These better results were the result of higher energy sales revenue of Ch$ 5,849 million, mainly due to increased physical sales (+ 733 GWh) and reduced energy purchases of Ch$ 1,297 million. This is partially compensated by Ch $ 2,936 million lower revenues of the combined cycle availability contract of Costanera signed with the regulator, and higher payroll expenses of Ch $ 2,625 million as a result of the salary adjustment applied in the second half of 2014.

The operating income of Costanera was Ch$ 3,579 million, a decrease of Ch$ 117 million, as of March 2015, as a result of a lower revenue from the availability contract of Costanera, higher payroll expenses of Ch$ 2,396 million, and a higher depreciation of Ch$ 1,618 million.

The above was partially compensated by higher energy sales of Ch$ 2,642 million due to greater physical sales and a reduced cost of purchased energy of Ch$ 896 million.

The operating income of El Chocón was Ch$ 3,254 million, an increase of 26% over March 2014, mainly due to higher energy sales of Ch$ 690 million as a result of higher average energy sale price in pesos and reduced energy purchase costs of Ch$ 401 million. This was partially offset by higher other variable procurement and services costs of Ch$ 368 million.

The conversion of the financial statements from the Argentine peso to the Chilean peso in both periods resulted in a reduction in Chilean pesos of 0.9% as of March 2015, with respect to March 2014.

• 5 •

COLOMBIA

The operating income in Colombia declined by Ch$ 484 million as of March 2015, reaching Ch$ 88,128 million, while EBITDA was Ch$ 97,619 million, slightly below the Ch$ 98,232 million in the same previous period. These results were mainly explained by the payment of the annual fee corresponding to the 2015 wealth tax of Ch $ 9,028 million, by higher transportation costs and other procurement variables and services of Ch$ 1,945 million, and a greater fuel consumption of Ch$ 1,163 million due to increased thermal generation.

The above was partially offset by higher operating revenue of Ch$ 6,297 million, related to greater physical sales and a higher average energy sale price in pesos, coupled with lower energy purchases of Ch$ 4,957 million.

The effect of converting the financial statements from the Colombian peso to the Chilean peso in both periods resulted in a fall in Chilean pesos of 8.1% as of March 2015, with respect to March 2014.

PERU

Operating income grew by 10% to Ch$ 33.441 million as of March 2015 compared to Ch$ 30,448 million in March 2014. EBITDA, or the gross operating margin, increased by 11% to Ch$ 45,154 million. The improved results in our business in Peru were the result of a 10% increase in operating revenues, equivalent to Ch $ 7,623 million, mainly due to Ch$ 9,446 million higher toll revenues.

The above was partially compensated by lower energy sales of Ch$ 1,440 million, a higher transportation cost of Ch$ 2,027 million, a greater fuel consumption of Ch$ 1,818 million and higher payroll expenses of Ch$ 984 million.

The effect of converting the financial statements from the Peruvian sol to the Chilean peso in both periods resulted in an increase in Chilean pesos of 4.0% as of March 2015, with respect to March 2014.

Net Financial Result

The financial result was an expense of Ch$ 41,788 million, 14% less than in 2014 when the expense amounted to Ch$ 48,707 million. The principal change in this result was generated by a reduced loss from exchange differences of Ch$ 6,984 million, mainly due to the negotiation of the debt of Costanera with Mitsubishi.

• 6 •

Other Results and Taxes

The income originating from the participation in related companies amounted to Ch$ 15,896 million through March 2015, a reduction of 58% compared to March 2014. The main variation reflected the reduced net income of Enel Brasil of Ch$ 16,784 million partially due to the drought in that country, and a lower net income of Ch$ 4,545 million in GasAtacama due to the change in the consolidation method resulting from the 50% additional shareholding purchased by Endesa Chile.

The result of other investments showed a gain of Ch$ 4,207 million, mainly explained by the sale of the subsidiary Túnel El Melón S.A. in January 2015.

Income tax increased by 46% in 2015, equivalent to Ch$ 18,792 million, compared to 2014, mainly in Chile, Colombia and Peru.

2. -Consolidated Balance Sheet Analysis

Assets (Million Ch$)	Mar-15	Dec-14	Chg	Chg %

Current Assets	884,689	1,038,058	(153,369)	(15%)
Non-Current Assets	6,093,385	6,199,614	(106,229)	(2%)

TOTAL ASSETS	6,978,074	7,237,672	(259,598)	(4%)

The company’s total assets as of March 2015 showed a decline of Ch$ 259,598 million compared to December 2014, due principally to:

➢  Reduction in current assets of Ch$ 153,369 million, equivalent to 15%, mainly explained by:

❖  Reduction in cash and cash equivalents of Ch$ 199,887 million, in Endesa Chile and Emgesa, of Ch$ 183,073 million, mainly due to redemptions of financial investments.

❖  Reduction in other current financial assets of Ch$ 21,371 million, mainly in Emgesa, due to the redemption of financial investments maturing in more than 90 days, of Ch$ 19,592 million.

❖  The above was partially compensated by an increase in trade accounts receivable and other accounts receivable of Ch$ 55,732 million, mainly debtors for the sale of energy and fuels in all the companies.

➢  Reduction in non-current assets of Ch$ 106,229 million, equivalent to 2%, mainly explained by:

• 7 •

❖  Reduction in investments booked using the equity method of Ch$ 67,595 million, caused mainly by Enel Brasil for the negative currency translation difference of Ch$ 86,047 million, compensated by the earnings for the period of Ch$ 14,739 million.

❖  Reduction in property, plant and equipment of Ch$ 30,705 million, mainly due to Ch$ 56,321 million of depreciation and negative translation effects of Ch$ 74,220 million, compensated by investments in the period of Ch$ 99,663 million.

❖  Reduction in deferred tax assets of Ch$ 16,603 million.

Liabilities and Shareholder's Equity (Million Ch$)	Mar-15	Dec-14	Chg	Chg %

Current Liabilities	1,262,909	1,392,738	(129,829)	(9%)
Non-Current Liabilities	2,290,190	2,321,048	(30,858)	(1%)
Equity	3,424,975	3,523,886	(98,911)	(3%)
Equity attributable to owners of parent	2,633,002	2,700,280	(67,278)	(2%)
Non-controlling	791,973	823,606	(31,633)	(4%)

TOTAL EQUITY AND LIABILITIES	6,978,074	7,237,672	(259,598)	(4%)

The company’s total liabilities showed a reduction of Ch$ 259,598 million with respect to December 2014, mainly due to:

➢  Reduction in current liabilities of Ch$ 129,829 million, equivalent to 9%, mainly explained by:

❖  Decrease in other current financial liabilities of Ch$ 49,571 million. A reduction in Emgesa of Ch$ 80,203 million, mainly due to bond repayments of Ch$ 63,229 million and bond interest payments of Ch$ 35,434 million, compensated by the accrual of interest on bonds and bank loans of Ch$ 19,534 million. The above was offset by an increase in Edegel of Ch$ 20,147 million, mainly from the transfer of long term bank loans of Ch$ 25,232 million, compensated by the payment of principal and interest on bonds of Ch$ 5,340 million. An increase in Endesa Chile of Ch$ 8,711 million, mainly as a result of the exchange difference on debt in bonds of Ch$ 3,966 million and an increase in the valuation of forwards of Ch$ 3,740 million.

❖ Reduction in accounts payable to related companies of Ch$ 67,898 million, mainly between Endesa Chile and Enersis for the payment of dividends of Ch$ 20,383 million and the repayment of structured debt of Ch$ 61,661 million.

❖ Decrease in other current provisions of Ch$ 16,942 million, mainly in Emgesa for the payment to the civil works supplier of El Quimbo project of Ch$ 17,245 million.

➢  Reduction in non-current liabilities of Ch$ 30,858 million, equivalent to 1%, mainly explained by:

• 8 •

❖  Decrease in non-current financial liabilities of Ch$ 28,370 million. A reduction in Edegel of Ch$ 23,815 million, mainly from the transfer to short term of bank debts of Ch$ 25,232 million. A decrease in Emgesa of Ch$ 36,557 million, mainly due to currency translation effects of Ch$ 36,684 million. The above was compensated by an increase in Endesa Chile of Ch$ 31,587 million, mainly explained by exchange differences and indexation adjustments of bonds of Ch$ 14,220 million and swap and forward contracts of Ch$ 17,147 million.

➢  Equity declined by Ch$ 98,911 million compared to December 2014. The controlling shareholder’s equity fell by Ch$ 67,278 million, mainly explained by the negative variation in the translation reserve of Ch$ 87,360 million and a reduction in the hedging reserve of Ch$ 18,986 million, compensated by the net income for the period of Ch$ 39,105 million.

➢  Minority shareholdings declined by Ch$ 31,633 million, mainly due to negative comprehensive results of Ch$ 23,227 million and dividends in the period of Ch$ 56,224 million, compensated by the net income for the period of Ch$ 47,819 million.

Evolution Of Key Financial Ratios

Indicator		Unit	Mar-15	Dec-14	Mar-14	Chg	Chg %

Liquidity	Liquidity	Times	0.70	0.75	-	(0.05)	(7%)
	Acid-test *	Times	0.63	0.69	-	(0.06)	(9%)
	Working capital	Million Ch$	(378,220)	(354,680)	-	(23,540)	7%
Leverage	Leverage **	Times	1.04	1.05	-	(0.01)	(1%)
	Short-term debt	%	35.5%	37.5%	-	(2.0%)	(5%)
	Long-term debt	%	64.5%	62.5%	-	2.0%	3%
	Financial expenses coverage*	Times	5.05	-	3.56	1.49	42%
Profitability	Op. income / Op. Revenues	%	26.3%	-	26.1%	0.1%	1%
	ROE ***	%	12.6%	-	12.3%	0.3%	2%
	ROA ***	%	9.0%	-	8.2%	0.8%	10%

* EBITDA / (Financial expenses + Income (Loss) for indexed assets and liabilities + Foreign currency exchange differences, net)
** Total debt / (equity + minority interest)
*** Annualized figures

The current liquidity ratio at March 2015 is 0.70 times, a reduction equivalent to 7% with respect to December 2014. This reflected the company’s solid liquidity position, complying with its obligations with banks, financing its investments with cash surpluses and showing a suitable debt maturity pattern.

The acid test ratio is 0.63 times, representing a reduction of 9% with respect to December 2014.

Working capital amounted to Ch $ 378,220 million negative, a 7% increase over December 2014, which is a temporary situation and immaterial given the appropriate level of liquidity of the company.

The debt ratio is 1.04 times at March 2015, a reduction of 1.0% with respect to December 2014.

• 9 •

3. -Consolidated Statements of Cash Flows Analysis

The company generated a negative net cash flow of Ch$ 200,967 million in the first quarter of 2015 composed by the following categories:

Cash Flow (Million Ch$)	1Q 2015	1Q 2014	Chg	Chg %

Net cash flows from (used in) operating activities	182,587	101,802	80,785	79%
Net cash flows from (used in) investing activities	(84,044)	(37,935)	(46,109)	122%
Net cash flows from (used in) financing activities	(299,510)	(86,950)	(212,560)	244%

Net increase (decrease) in cash and cash equivalents, before the effect of changes in the exchange rate	(200,967)	(23,083)	(177,884)	771%

Operating activities generated a positive cash flow of Ch$ 182,587 million, representing an increase of 79% over March 2014. This flow was mainly composed by the sales proceeds of goods and services of Ch$ 713,586 million offset by payments to suppliers of goods and services of Ch$ 412,442 million, tax payments of Ch$ 34,826 million and payments to and on behalf of employees of Ch$ 32,405 million.

Investment activities generated a negative cash flow of Ch$ 84,044 million, mainly explained by acquisitions of property, plant and equipment of Ch$ 118,749 million. This was partly compensated by the sale of Túnel El Melón S.A. for Ch$ 24,971 million.

Financing activities generated a negative cash flow of Ch$ 299,510 million. This was mainly due to repayments of loans and financial leases of Ch$ 165,340 million, dividends paid of Ch$ 95,553 million, and interest paid of Ch$ 52,049 million, offset by the collection of loans to related companies and third parties of Ch$ 16,308 million.

Capex and Depreciation

Company (Million Ch$)	Payments for Additions of Fixed Assets		Depreciation
	1Q 2015	1Q 2014	1Q 2015	1Q 2014

Endesa Chile	38,047	21,140	17,759	14,719
Endesa Eco	6	3	-	-
Pehuenche	77	145	2,154	2,106
Inversiones Gas Atacama	-	-	2,868	-
Celta	3,892	11,914	6,284	5,585
Túnel El Melón	-	-	-	14
EASA (Group)	8,644	6,838	6,341	4,718
Emgesa	61,928	39,891	9,350	9,166
Generandes Peru (Group)	6,155	10,097	11,565	10,049

Total Consolidated	118,749	90,028	56,321	46,357

• 10 •

II. MAIN RISKS ASSOCIATED TO THE ACTIVITIES OF ENDESA CHILE

The Group companies are exposed to certain risks that are managed by applying identification, measurement, limitation of concentration and supervision systems.

Among the basic principles defined by the company in terms of establishing their risk management policy, the following are regarded with particular importance:

➢   Compliance with the rules of good corporate governance.

➢   Strict compliance with all of the Group’s internal rules.

➢   Each business and corporate department defines:

I.   The markets in which it may operate according to its know-how and sufficient capabilities in order to assure an effective management of risk.

II.  Counterpart criteria.

III.  Authorized Operators.

➢   The businesses and corporate departments establish their predisposition to risk, within each market in which they operate, in a manner consistent with the defined strategy.

➢   All business operations and corporate departments operate within the approved limits of each case.

➢   The businesses, corporate departments, business lines and companies establish the risk management controls necessary to assure that market transactions are performed according to Endesa Chile policies, rules and procedures.

Interest Rate Risk

Interest rate variations modify the fair value of those assets and liabilities that accrue a fixed interest rate, as well as the future cash flows of assets and liabilities pegged to a variable interest rates.

The purpose of interest-rate risk management is to reach a balanced debt structure in order to minimize the cost of debt while maintaining low income statement volatility.

In compliance with the current interest rate hedging policy, the percentage of fixed and/or hedged debt to total net debt was 62% as of March 31, 2015.

Depending on the Group’s forecasts and debt structure objectives, hedging transactions take place through purchasing derivatives that mitigate these risks. The instruments currently being used to comply with the policy are interest rate swaps that allow variable interest rates to be converted to fixed rates.

• 11 •

The financial debt structure of the Endesa Chile Group, in terms of fixed, hedged and variable interest rate, using derivatives, is the following:

	Mar-15	Dec-14
	%	%

Fixed Interest Rate	62%	67%
Variable Interest Rate	38%	33%

Total	100%	100%

Exchange Rate Risk

Exchange rate risks are mainly related to the following transactions:

➢  Endesa Chile’s subsidiaries and affiliate companies debt commitments denominated in currencies different from their cash flow currency.

➢  Payments of project related supplies in currencies that are different from that of the companies’ cash flows indexation.

➢  Revenues of Group companies that are directly linked to evolution of currencies different from their cash flow currency.

➢  Cash flows from foreign subsidiaries to the holding companies in Chile exposed to exchange rate variations.

In order to mitigate exchange rate risk, Endesa Chile’s exchange rate hedging policy is based on cash flows and focuses on maintaining a balance between cash flows that are indexed to the US dollar and the amount of asset and liability denominated in such currency. The objective is to minimize the exposure of cash flows to the risk related to exchange-rate fluctuations.

Currency swaps and exchange rate forwards are the instruments currently used in order to comply with this policy. Likewise, the policy is intended to foster refinancing debts in the currency used by each of the company operations.

Commodities Risk

Endesa Chile Group is exposed to risk related to price fluctuation of certain commodities, primarily due to:

➢  Fuel purchases for electricity generation.

➢  Energy trading transactions in the local markets.

In order to reduce risks under extreme drought conditions, the company has defined a trading policy that establishes sales commitment levels based on the firm energy capacity of its power plants during a year considered to be dry, and includes risk mitigation clauses in some contracts with unregulated customers, and in the case of regulated customers framed under long-term bidding processes, it determines indexing polynomials that reduce exposure to commodities.

• 12 •

Considering the operating conditions faced by the electricity generation market in Chile, drought and volatility of commodity prices in international markets, the company is constantly evaluating the convenience of contracting hedges to mitigate the impact of price changes on profits. As of March 31, 2015 there were no outstanding commodities derivatives operations. As of December 31, 2014, the Company held swaps for 266,000 barrels of Brent for January 2015  and 350,000 MMBTU of Henry Hub gas for February 2015.

According to the operating conditions that are constantly being updated, these coverage measures may be modified, or include other commodities.

Liquidity Risk

The Group’s liquidity policy consists of contracting committed long-term credit facilities and short-term financial investments, for the amounts required to support estimated future needs for a certain period based on the conditions and the expectations of debt and capital markets.

The aforementioned forecast includes net financial debt maturities, i.e. after financial derivatives. For further detail with regard to the characteristics and conditions of financial debt and financial derivatives, see Notes 18 and 20 and appendix 4, respectively.

As of March 31, 2015, the Endesa Chile Group’s liquidity was Ch$ 136,741 million in cash and other cash equivalents and Ch$ 145,851 million in long-term committed credit facilities. As of December 31, 2014, the liquidity position of the Endesa Chile Group was Ch$ 336,629 million in cash and other cash equivalents, and Ch$ 200,530 million in long-term committed credit facilities.

Credit Risk

•          Commercial account receivables

Concerning the credit risk associated with accounts receivables stemming from commercial activities, historically the risk has been limited due to short-term payment deadlines, preventing clients from accumulating significant individual amounts.

In some countries it is possible to discontinue the power supply in the event of non-payment, and almost all contracts state that payment default is a cause for contract termination. Therefore, credit risk is monitored constantly as well as the maximum amounts exposed to payment risk, which as stated previously, are limited.

•          Financial assets

Investments resulting from cash surpluses take place in both national and foreign first-class financial entities (with a credit rating equivalent to investment grade), with limits set for each entity.

In selecting the banks for such investments, only those with investment grade ratings from the 3 main international credit-rating agencies (Moody’s, S&P and Fitch) are considered.

• 13 •

Investments may be guaranteed by treasury bonds of the countries with operations and/or papers issued by first class banks, giving priority to the latter for offering higher returns (always within the current investment policies).

Derivative contracts are carried out with creditworthy entities, so that all transactions take place with investment grade entities.

Risk Measurement

The Endesa Chile Group performs a Value at Risk measurement of its debt and financial derivatives, in order to monitor the risk burden of the company, thereby limiting income statement volatility.

The portfolio included in the calculation of the Value at Risk consists of:

➢  Financial debt.

➢  Hedging derivatives for debt, dividends, and projects.

The Value at Risk calculated represents the potential change in value in the portfolio described above within a one day period with 95% confidence. To this effect, a study of the volatility of the risk variables that affect the value of the portfolio was performed, including:

➢  US Dollar interest rate.

➢  The different currencies used by our companies operations, the local indexes regularly used by banks.

➢  The exchange rate of the different currencies used in the calculation.

The calculation of Value at Risk is based on the generation of possible future scenarios (in one day) of market values (both spot and at term) of the risk variables, using the Bootstrapping methodology. The number of scenarios generated ensures compliance with the simulation’s convergence criteria. For the simulation of future price scenarios, the volatilities and correlations matrix of the different variables at risk have been applied and calculated based on the historic logarithmic price returns.

Once the price scenarios are generated, the fair value of the portfolio is calculated for each scenario, obtaining a one day distribution of possible values. The one day Value at Risk with 95% confidence is calculated as the percentile of 5% of the possible changes in the fair value of the portfolio in one day.

Taking into account the above-mentioned hypotheses, the Value at Risk of financial debt and derivative positions are shown in the following table:

Financial Position (Th Ch$)	Mar-15	Dec-14

Interest Rate	11,403,949	20,291,690
Exchange Rate	2,489,266	2,632,675
Correlation	(2,578,649)	(3,443,888)

Total	11,314,566	19,480,477

• 14 •

These values represent the potential increase in the debt and derivatives portfolio, therefore these values at risk are intrinsically linked, among other factors, to the value of the portfolio at the end of each year.

The Value at Risk positions have evolved during the first quarter of 2015 and 2014 depending on the start/maturity of operations throughout each year.

Other Risks

As is common practice in credit facilities and capital market operations, a portion of Endesa Chile's financial debt is subject to cross default provisions.

Non-payment – after any applicable grace period – of Endesa Chile's debts, with an outstanding balance exceeding the equivalent of US$ 50 million, and whose amount past due also exceeds the equivalent of US$ 50 million, could lead to the acceleration of the syndicated loan. Furthermore, this loan contains provisions under which certain events other than non-payment, in the company, such as bankruptcy, insolvency proceedings, and adverse judicial sentence rulings for an amount greater than US$ 100 million, and expropriation of assets, among others, could lead to the acceleration of this debt.

Additionally, non-payment – after any applicable grace period – for any debt of Endesa Chile or any of its Chilean subsidiaries, with a principal amount that exceeds US$ 30 million could lead to the acceleration payment of its Yankee Bonds. In the specific case of the Yankee bond issued in April 2014, maturing in 2024, the threshold is US$ 50 million.

Lastly, in the case of Endesa Chile’s local bonds and credit lines, acceleration is only triggered by the Issuer’s default.

There are no credit-agreement clauses stating that changes in the corporate or debt rating of these companies, performed by the credit-rating agencies, would result in the need to make prepayments of debt.

• 15 •

III. BOOK VALUE AND ECONOMIC VALUE OF ASSETS

With regard to most relevant assets, it is worth noting the following:

Property, plants, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plants, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the expected life of the asset, which is the period in which the companies expect to use them. The estimated life of the asset is revised periodically.

The appreciation (goodwill) generated in the consolidation represents the premium over the cost of acquisition regarding the Group's participation in the fair value of assets and liabilities, including the identifiable contingent liabilities and non-controlling interest of a subsidiary on the date of acquisition. The appreciation is not amortized, but at the end of each accounting period an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment (see Note 3.d of the Financial Statements).

Throughout the year, and most importantly at its closing, an evaluation is carried out to determine if any asset has suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset takes place to determine the level of impairment. When it is not possible to estimate the recoverable amount of an individual asset, we estimate the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Assets denominated in a foreign currency are translated using the periods closing exchange rate.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions comply with conditions prevailing in the market.

In summary, assets values are determined according to the International Financial Reporting Standards whose criteria are presented in Notes N°2 and N°3 of the Financial Statements.

• 16 •

CONTACT INFORMATION

For further information, please contact us:

Susana Rey M.

Head of Investor Relations

susana.rey@endesa.cl

(+56) 22630 9606

Catalina González S.

Investor Relations Senior Analyst

cbgs@endesa.cl

(+56) 22630 9603

Guillermo Berguecio B.

Investor Relations Analyst

gabb@endesa.cl

(+56) 22630 9506

Francisco Basauri M.

Investor Relations Analyst

fbasauri@endesa.cl

(+56) 22630 9585

DISCLAIMER

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Endesa Chile and its management with respect to, among other things: (1) Endesa Chile’s business plans; (2) Endesa Chile’s cost-reduction plans; (3) trends affecting Endesa Chile’s financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Endesa Chile or its subsidiaries. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Endesa Chile’s Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Endesa Chile undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

• 17 •

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ Valter Moro
Valter Moro Chief Executive Officer

Dated: April 29, 2015